Trader.com acquires majority stake in the Trading Post Group

Reinforcing its national market leadership in Australia :
Sydney and Adelaide added to existing Melbourne and Brisbane operations. One brand, 7 websites, 20 publications.


Amsterdam, 31 May 2001 - Trader.com N.V., a global leader in classified advertising, today announced that it had taken a majority shareholding in the Trading Post Group ("TPG"), Sydney and Adelaide's largest classified advertising publisher. The two companies will merge their Australian operations into a single organization that will be known as the Trading Post Group Pty Limited. Upon completion of this transaction, which is largely done by exchange of shares between the two Australian companies, Trader.com will own 69.9% of t he new combined entity.

Two major players on the Australian market

Established in Sydney 33 years ago, TPG handles over 1.4 million ads per year through 11 Trading Post publications including the Weekly Trading Post (Sydney and Adelaide), reaching approximately 500,000 readers per week in its major markets of New South Wales, South Australia, Tasmania and Northern Territory. Through TPG 's website, www.tradingpost.com.au, the company achieves approximately seven million page views per month with 260,000 unique visitors.
TPG has over 400 people and generated a turnover of 25.7 million euros for the year ended 31 December 2000.

Trader.com began operating in Australia in 1998 with the purchases of the Melbourne Trading Post and of the Personal Trading Post (Brisbane), which were founded in 1966 and 1968 respectively. Trader.com Australia currently handles over 1.8 million ads per year through seven publications reaching approximately 600,000 readers per week principally in Victoria, Queensland and Western Australia.
Through its six websites it achieves approximately six million page views per month with 180,000 unique visitors. Trader.com has over 370 employees and generated a turnover of 29 million euros in the year 2000, representing 8% of Trader.com's total group revenue.

National footprint through single brand and strong joint offer

As a result of this merger, Trader.com will dramatically extend its market leadership in Australia, by creating a nation-wide presence and operating under the strong single brand "Trading Post".
The deal is also expected to generate significant opportunities to grow the core business by increasing the number of publications for display advertisements and developing new offers, through both print and online channels. The creation of a single organization under one brand will allow a unified call centre structure and Internet presence, as well as expand brand recognition and improve customer service.

In addition to owning the leading print classified publications in all of Australia's major cities, the new company will also own Australia's top two classified websites : www.tradingpost.com.au and www.trading-post.com.au, which will ultimately be combined into a single website called www.tradingpost.com.au. The combined company will publish over 1000 pages of classified advertisements a week and the combined web site will reach over 440,000 unique users and deliver over 13 million page views every month.




Management team

Roderick Mc Allery, who is the current Managing Director of TPG, will be Managing Director of the new company.

Robert C. Reeves, currently General Manager of Trader.com Australia, will serve as Chief Operating Officer of the new company.

Commenting on today's announcement, John H. MacBain, President and
Chief Executive Officer of Trader.com, said : "This Australian transaction fulfils our strategy of creating a national network of local publications whose content can be distributed both through printed publications and online under a single brand. We are excited by the opportunity to create a national trading platform and deliver unparalleled service to our users".

About Trader.com

Trader.com is a global leader in classified advertising.
The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 282 publications (more than 8 million readers per week) and 52 websites in 20 countries (150 million page views per month as of March 2001). Trader.com has over 4,700 employees worldwide, of whom 1,900 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange -
SICOVAM code 5729 and Reuters code: TRD). For more information about Trader.com, please visit our website at www.trader.com


Media & Investor Relations Contact Information :

Trader.com
Isabelle Gallemaert
Vice President, Communications
Tel :  + 33 1 53 34 52 04
Fax : + 33 1 53  34 50 97
isabelle.gallemaert@trader.com


UK
Investor and media relations :
Gavin Anderson & Company
Graham Prince
Tel: +44 207 457 1469
Fax:+44 207 457 2330
gprince@gavinanderson.co.uk
USA
Investor and media relations :
Gavin Anderson & Company
Mark Valenta
Tel : +1 (212) 515 1904
Fax : +1 (212) 515 1919
mvalenta@gavinanderson.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases
"are expected to," "will continue," " is anticipated," "estimate," "project," "expectations" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our initial public offering prospectus and 1999 Form 20-F, which were filed with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.